Exhibit 99.B(d)(8)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
Wellington Management Company, LLP

As of November 1, 2004, as amended April 15, 2024

Pursuant to Article 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Daily Income Trust

Ultra Short Duration Bond, GNMA and Short-Duration Government Funds

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SEI Daily Income Trust Ultra Short Duration Bond, GNMA and Short-Duration Government Funds and the average daily value of the Assets of any other short duration SEI mutual fund or account (each a “Short Duration Bond Fund”, collectively the “Short Duration Bond Funds”) to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services. Each Short Duration Bond Fund will be responsible for its pro rata portion of the total fee determined pursuant to this paragraph based on the relative values of the average daily Assets of the Short Duration Bond Funds managed by Sub-Adviser (as set forth below).

[REDACTED]

As of the effective date of this Schedule B the Short Duration Bond Funds are as follows:

•	SEI Daily Income Trust Ultra Short Duration Bond Fund;

•	SEI Daily Income Trust Short-Duration Government Fund;

•	SEI Daily Income Trust GNMA Fund; and

•	SEI Institutional Investments Trust Ultra Short Duration Bond Fund.

Agreed and Accepted:

SEI Investments Management Corporation		Wellington Management Company, LLP

By:	/s/ James Smigiel	By:	/s/ Desmond Havlicek

Name:	James Smigiel	Name:	Desmond Havlicek

Title:	Chief Investment Officer	Title:	Senior Managing Director

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